SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of February 2003

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                             |X|  Form 20-F         |_|   Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             |_|  Yes               |X|   No

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated February 10, 2003.

     Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's press release dated February 24, 2003.

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ELBIT SYSTEMS LTD.
                                        (Registrant)


                                        By:  /s/ Arie Tal
                                           --------------------------
                                           Name: Arie Tal
                                           Title: Corporate Secretary

Dated: March 4, 2003.

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.            Description
-----------            -----------

1.                     Press release dated February 10, 2003.

2.                     Press release dated February 24, 2003.


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

                                    EXHIBIT 1
                                    ---------

Elbit Systems to Participate as Part of Thales Team in the UK WATCHKEEPER Final
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Phase Monday February 10, 8:32 am ET
------------------------------------

HAIFA, Israel, Feb. 10 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. (Nasdaq:
ESLT - News) announced today that it has been selected, as part of Thales Team, to participate in the final phase of the UK Watchkeeper Tactical Unmanned Air Vehicle (UAV) assessment.

Watchkeeper will provide the UK's Armed Forces with a globally deployable capability to deliver imagery and intelligence to battlefield commanders and is a core element of the MoD's Network-Enabled Capability Strategy.

Elbit Systems will provide to Watchkeeper the class leading Hermes-180 and Hermes-450 advanced Unmanned Air Vehicles. The company's innovative design approach, state-of-the-art technologies and extensive experience in integrated UAV systems will support the team's high performance level and low risk solution for the Watchkeeper Program, as required by the UK MoD.

Elbit Systems will now actively participate in the System Integration Assurance Phase (SIAP) as part of the Thales team, to demonstrate a high level of confidence in rapid system introduction to service and provision of system required capabilities.

Joseph Ackerman, President and CEO of Elbit Systems, commented: "We are proud to be part of the Thales team for the UK Watchkeeper final assessment phase. Our substantial capabilities and extensive experience in the area of advanced UAV systems, as well as our current and future industrial activities in the UK, will contribute to the success of this highly important program."

About Thales
------------

Thales' activities encompass optronics, air defence, sensors, communications and naval systems. The company is the UK's second largest defence contractor, having been a supplier to the MoD since the First World War. Thales now draws together, under one unifying brand name, businesses including Racal, Thomson Marconi Sonar, Shorts Missile Systems, Thorn EMI Electronics, Avimo and Pilkington Optronics. Employing 65,000 people in almost 50 countries, Thales has 12,000 staff in the UK. In 2001, Thales global revenues were 6.8 billion pounds sterling.

About Elbit Systems
-------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and information (C4I), Intelligence, Surveillance and Reconnaissance (ISR), Unmanned Airborne Vehicles (UAV), security systems and advanced electro-optic technologies.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company's periodic filings with the Securities and Exchange Commission.

                                    EXHIBIT 2
                                    ---------

Elbit Systems' Subsidiary El-Op Receives Orders Exceeding $40 Million for
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Electro-Optical Observation & Surveillance Systems from Customers in Asia
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Monday February 24, 8:30 am ET

HAIFA, Israel, Feb. 24 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. (Nasdaq:
ESLT - News), today announced that its wholly owned subsidiary, Elop ElectroOptics Industries Ltd. (El-Op), has received orders from customers in Asia exceeding $40 million. The contracts are for electro-optical Observation and Surveillance systems. The equipment is due to be supplied within two years.

The Observation and Surveillance equipment to be supplied by El-Op incorporates the most advanced technologies of its kind. El-Op's day and night systems are based on the Company's experience in the development of solutions for its customers worldwide.

The Company's observation and surveillance systems, such as Handheld Thermal Imager (HHTI) Systems, are employed in various border protection and anti-terror applications, and have been noted for their effective role in preventing border infiltration.

The technologies, components and subassemblies incorporated in the equipment are the fruit of Elbit Systems' vertically integrated in-house capabilities to develop, manufacture, supply and support its products from the sensor level up to the complete system.

About Elbit Systems Ltd.
------------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the securities and exchange commission.


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